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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

        Samberg                      Joseph               D.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

        780 Third Avenue, 45th Floor
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                                    (Street)

        New York,                  New York             10017
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

        Komag, Incorporated     KOMG (OTCBB)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

        October 14, 2002
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |_|  Form Filed by One Reporting Person
     |X|  Form Filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
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
Common                     October 12,
Stock                      2002                      J (2)          (2)         (2)    (2)      4,146,624       I        (1)
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

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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

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
Explanation of Responses:

(1) These securities are being filed as part of a group consisting of JDS Capital, L.P., JDS Capital Management, LLC, J&G, LLC and Joseph D. Samberg. These securities are owned directly by JDS Capital, L.P., J&G, LLC and Joseph D. Samberg. These securities may be deemed to be owned indirectly by JDS Capital Management, LLC, as the general partner of JDS Capital, L.P., and by Joseph D. Samberg, as the managing member of each of JDS Capital Management, LLC and J&G, LLC.

(2) On October 12, 2002, Dimensional Partners, Ltd., a party previously identified as part of the filing group with respect to the Common Stock, transferred 672,368 shares of Common Stock to Joseph D. Samberg for a consideration per share of $2.95. 101,010 of those shares were then subsequently transferred on October 15, 2002 from Joseph D. Samberg to J&G, LLC for a consideration per share of $2.50. These transfers did not affect the aggregate ultimate beneficial ownership by the group described in footnote (1) above. As of the date hereof, of the 4,146,624 shares of Common Stock owned directly and indirectly by this group, JDS Capital, L.P. directly owns 3,474,256 shares of Common Stock, J&G, LLC directly owns 101,010 shares of Common Stock and Joseph
D. Samberg directly owns 571,358 shares of Common Stock. As a result of the transfer of Common Stock by Dimensional Partners, Ltd. to Joseph D. Samberg, Dimensional Partners, Ltd. ceased to own any shares of Common Stock and therefore Dimensional Partners, Ltd. and JDS Capital Management, Inc., its investment manager and sub-advisor (and a party previously identified as part of the filing group with respect to the Common Stock), are no longer part of the filing group with respect to the Common Stock.


JDS Capital Management, Inc.

Signature Of Reporting Person:

JDS Capital Management, Inc.

By: /s/ Joseph D. Samberg                                     October 16, 2002
      -----------------------------------------               -----------------
      Name: Joseph D. Samberg                                        Date
      Title: Managing Member

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*     If the form is filed by more than one reporting person, see Instruction
      4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


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